Exhibit (a)(6)

Serena Software Announces Completion of Acquisition by Silver Lake Partners Friday March 10, 1:16 pm ET

Serena To Begin Operations As Privately Held Company

SAN MATEO, Calif.—(BUSINESS WIRE)—March 10, 2006—Serena Software (NASDAQ:SRNA—News), the leader in Change Governance, today announced the completion of its acquisition by Silver Lake Partners, the leading private equity firm focused exclusively on large-scale investments in technology and related growth industries. This represents the culmination of the definitive agreement, announced on November 11, 2005, under which Serena would be acquired by Silver Lake in a transaction valued at approximately $1.2 billion.

Mark Woodward, president and chief executive of Serena, said, “This transaction provides great value to our stockholders and represents an exciting new chapter for our Company, our employees and our partners. Serena Software will continue to give businesses a competitive advantage by providing industry-leading Change Governance products and solutions that help customers manage their businesses with greater control and efficiency while mitigating the potentially catastrophic impacts of IT change, such as uncontrolled costs, loss of quality, and excessive risk. Silver Lake is a world-class partner that will add tremendous value as we continue to realize our full potential as the leader in Change Governance, providing comprehensive solutions to customers across the corporate and public sectors.”

David Roux, a co-founder and managing member of Silver Lake Partners, said, “Serena has built a terrific reputation and an exceptional platform for future growth. We are committed to enabling Serena as a privately held company to increase investment in professional services, products, and technology, thereby maximizing the value we bring to customers. Silver Lake will work in partnership with Mark Woodward and the Serena management team to take advantage of growth opportunities and further strengthen Serena’s leading market position.”

Serena common stock will cease to trade on the NASDAQ National Market at market close today and will be delisted. Under the terms of the agreement, Serena stockholders are entitled to receive $24 per share in cash, without interest. Any of Serena’s existing $220 million of convertible notes that were not converted to Serena common stock prior to completion of the merger generally are convertible after the merger for cash in an amount of $24 for each share of Serena common stock into which the notes were convertible prior to the merger. As soon as practicable, a paying agent appointed by Serena will mail a letter of transmittal and instructions to all Serena stockholders of record. The letter of transmittal and instructions will contain information on how to surrender Serena common stock in exchange for the merger consideration, without interest. Stockholders of record should be in receipt of the letter of transmittal before surrendering their shares. Stockholders who hold shares through a bank or broker will not have to take any action to have their shares converted into cash as such conversions will be handled by the bank or broker.

About Serena Software, Inc.

With more than 25 years of experience in managing change throughout the IT environment, Serena Software provides Change Governance software to help global 2000 organizations visualize, orchestrate and enforce effective business processes throughout the IT lifecycle. More than 15,000 organizations around the world, including 96 of the Fortune 100, leverage Serena’s integrated change management framework to manage costs, ensure consistent quality of service, mitigate business risks and ultimately profit from change. Serena is headquartered in San Mateo, California, with offices throughout the U.S., Europe, and Asia Pacific. For more information, please visit www.serena.com.

About Silver Lake Partners

Silver Lake Partners is the leading private equity firm focused exclusively on large-scale investing in technology and related growth industries. Silver Lake seeks to achieve superior returns by investing with the strategic insight of an experienced industry participant, the operating skill of a world-class manager, and the financial expertise of a disciplined private equity investor. Specifically, Silver Lake’s mission is to function as a value-added partner to the management teams of the world’s leading technology franchises. Its portfolio companies include technology industry leaders such as Avago (formerly Agilent’s Semiconductor Products Group), Business Objects, Flextronics, Gartner, Instinet, NASDAQ, Network General, Seagate Technology, SunGard Data Systems, Thomson and UGS. For more information, please visit www.silverlake.com.

Contact:

For Serena Software, Inc.:

Robert I. Pender, Jr., 650-522-6604

or

Citigate Sard Verbinnen

Victoria Hofstad, 212-687-8080

or

For Silver Lake Partners:

Citigate Sard Verbinnen

Matt Benson, 212-687-8080

Elizabeth Hanahan, 415-618-8750

2